

DIVISION OF
INVESTMENT MANAGEMENT

July 14, 2011

Sehrish Siddiqui, Esq.
Bass, Berry & Sims PLC
100 Peabody Place, Suite 900
Memphis, TN 38103-3672

RE: Triangle Capital Corporation
     File Nos.: 333-175160 and 814-00733

Dear Ms. Siddiqui:

     We have reviewed the registration statement on Form N-2 of Triangle Capital Corporation (the "Fund"), which was filed on June 27, 2011, for a universal shelf offering under Rule 415 under the Securities Act of 1933 ("1933 Act"). The Fund may offer, from time to time, in one or more offerings or series, together or separately, up to $500,000,000 of its common stock, preferred stock, warrants representing rights to purchase shares of our common stock, preferred stock or debt securities, subscription rights, debt securities, or units (collectively, "Securities").

     The preferred stock, warrants, and subscription rights being registered may be convertible or exchangeable into shares of common stock, at prices and on terms to be described in one or more supplements to the prospectus. At the Annual Stockholders Meeting on June 13, 2011, the stockholders voted to allow the Fund to issue common stock at a price below net asset value per share for a period of one year ending on the earlier of June 12, 2012 (or the date of the 2012 annual meeting).

     Pursuant to Release No. 33-6510 and in reliance upon the representations contained in your letter dated May 27, 2011, we performed a limited review of the registration statement. Your letter represented that the disclosure contained in the registration statement is substantially similar to the disclosure in the Fund's most recent registration statement filed with the SEC, but that it had additional classes of securities and updated certain business, financial, and other information.

You should consider a comment made with respect to one section applicable to similar disclosure elsewhere in the registration statement. We have the following comments.

Cover Page

1.   Disclose the most recently calculated net asset value per share of the Fund's common shares. As needed, update the last reported sale price of the Fund's common stock.

2.   Delete the last sentence in the second full paragraph in the section captioned "About This Prospectus" because it is inconsistent with an obligation to deliver a current and accurate prospectus in connection with sales of securities being offered by the Fund. As an alternative, disclose that the Fund will amend the prospectus to disclose any material changes. This comment also applies to the legend on page S-ii.

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3.   Please note that any prospectus supplement used with any offering from this shelf registration statement should include a fee table and example, updated in accordance with current staff positions, with the most current information available to the Fund.

4.   We note the absence of the Acquired Fund Fees & Expenses line item from the Fund's fee table. Please confirm to us in your response letter that the Fund will not make investments that trigger the need for applicable Acquired Fund Fees & Expenses disclosure.

5.   Disclose unequivocally whether or not the Fund anticipates leveraging through either the offering of debt securities or preferred stock during the next twelve months, revising the fee table as needed. If the Fund will issue some of these securities during the next twelve months, then provide the following additional disclosure, as applicable:

6.   Under the "Stockholder Transaction Expenses" section of the fee table, provide line item presentation tailored to all of the Securities that the Fund intends to issue. Expand the disclosure accompanying the Example to clarify that such amounts are included in the Example. This comment and those below primarily relate to the fee table in the prospectus supplement for common shares.

7.   Make clear that the "Other expenses" line item includes the cost to common shareholders all of the Securities, as required.   Captions for "Interest Payments on Borrowed Funds" and/or "Preferred Stock Dividend Payments" should be specific line items in the fee table.

8.   Also disclose in a footnote the assumptions used when determining the amount of leverage and associated costs included in the "Interest Payments on Borrowed Funds" and/or "Preferred Stock Dividend Payments" line items in the fee table. The cost of servicing debt securities and/or preferred stock components should include all such costs stated as a percentage of net assets attributable to common shares. To the extent it is not already included, any cost of capital increase contemplated by the last sentence of the second full paragraph on page 27 of the prospectus should also be included. In addition, a separately captioned section of the prospectus should, consistent with the stated assumptions, describe the likely terms, including material covenants of the Securities the Fund expects to issue.

9.   Since all fees and expenses in the fee table that are associated with the Securities must be appropriately presented based on net assets attributable to common shares, please explain in a footnote that this is because such expenses are ultimately paid by the Fund's common stockholders. It should also be clear that offering expenses of the Securities, if any, will also be borne directly or indirectly by the Fund's common shareholders.

10.   Please delete the last sentence of footnote (7) as the Fund is leveraged.

11.   It appears that the second sentence of the first paragraph in the "Example" narrative may be inaccurate. The Securities include leverage techniques. The "1 year" calculation of expenses (and subsequent multiple year calculations) should include all of the actual and anticipated fees and expenses paid by common shareholders that will appear in the "Stockholder Transaction Expenses" and the "Annual Expenses" section of the fee table during the next twelve months. Please revise the disclosure as needed. We may have further comment.

12.   State that the Expense Example includes all of the costs associated with any Securities the Fund intends to issue during the next 12 months.

13.   Please explain why "the table does not reflect the additional SBA leverage that we intend to employ in the future" as stated in the last paragraph on this page. In addition, since the registrant believes its SBIC subsidiaries will reach the maximum leverage permitted by the SBA, provide appropriate disclosure in the prospectus on page 27 regarding the Fund's business plans when it reaches that ceiling, consistent with the Securities the Fund intends to offer.

14.   The Fund's total annual expenses disclosed in the fee table are lower than the Fund's audited total annual expense ratio for the year ended December 31, 2010. If this difference is explained exclusively by changes in contractual expense rates, disclose that fact. If the difference is not due to contractual changes, please explain to the staff in your response letter why the lower number is appropriate. We may have further comment.

Page 24

15.   The disclosure in the first full paragraph states that a rights offering will not be done in connection with "this prospectus". Please revise the disclosure throughout the registration statement for consistency and clarity.

Page 26

16.   We note that the wide array of Securities the Fund may issue makes the Fund's risk disclosure more complicated and the assumptions about the Securities to be issued much more important. For example, given the Securities' potential leverage and potentially dilutive effect, how will the Fund convey a fair and accurate representation of these risks in the prospectus and prospectus supplements? The risk profile and expense ratio attributable to common shares can change materially as different Securities are issued. What will the Fund present if common stock is the first takedown from this shelf offering? We may have further comment.

17.   Clarify that any offering of securities by the Fund that requires shareholder approval must occur, if at all, within one year after receiving such shareholder approval.

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18.   Disclose the accounting conditions that must be met to accrue OID and PIK interest as good income (*e.g.*, collectible). In addition,

disclose that even if the accounting conditions for income accrual are met, the borrower could still default when the Fund's actual collection is supposed to occur at the maturity of the obligation.

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19.   The prospectus says that "if" the Fund issues debt securities, convertible debt securities, warrants, subscription rights, *etc.*, then it may have an effect on shareholders. Yet, these instruments are included in the Securities being registered and <u>would</u> likely materially impact shareholders. Please revise the disclosure consistent with the intent of this shelf offering.

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20.   Are there any issues or risks that developed during the market volatility of 2007-2008 that presented specific risks or unique conditions for the business development company community? If so, add appropriate disclosure. If not, please explain to the staff in your response letter that the business development company community did not have any such issues or adverse consequences during that period of market volatility.

Page 39

21.   The first sentence of the third full paragraph states that there is little information available about the portfolio companies. Disclose whether the Fund will have the financial statements of its portfolio companies available in making its fair value determinations. If not, why not?

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22.   The Fund states that it may take a "substantial period of time" to invest the net proceeds of any offering. Given the Fund's stated expense ratio and the prevailing interest rate climate, it appears the Fund has a substantial risk of losing money on the offering proceeds during this interval. Please revise the disclosure accordingly.

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23.   Expand the disclosure to include statements made in any prospectus supplement to the list of statements to which the "safe

harbor" provisions of the Private Securities Litigation Reform Act of 1995 do not apply.

24.   Please briefly summarize the subsidiaries and the accounting consolidations of the Fund in the last paragraph.

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25.   Please disclose unusual tax considerations or consequences with respect to the penultimate sentence of the first paragraph under the caption "Interest and Dividend Income".

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26.   The Contractual Obligations table should be updated to match the period-end for the Fund's most recently included financial statements. This comment applies to other disclosure in the registration statement that would change based on the inclusion of more current financial information.

Page 75

27.   Disclose whether the Fund's loans are expected to fully amortize during their lifetime. If not, revise the disclosure accordingly to include risks related to any borrower's potential inability to repay or refinance the debt.

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28.   Disclose that the Fund's fair value policies and procedures are in writing, and in accordance with Section 2(a)(41) of the Invevtment Company Act of 1940 ("1940 Act").

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29.   Disclose whether the Fund's shareholders have approved the issuance of warrants. If not, disclose what the Fund intends to do, and revise the disclosure as needed.

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30.   If there have been previous rights offerings, please add appropriate disclosure regarding all prior rights offerings, including, but not limited to, the date of each offering, the dollar amount of

proceeds, how the Fund used the proceeds, and the amount of time taken to invest the proceeds. If there have not been any prior rights offerings, so state. Include risk disclosure about the potential negative consequences of the possibility of multiple rights offerings including, among other things, the dilutive impact to NAV and voting and the potential impact of the increased number of shares on the market price of the Fund's common stock. See Investment Company Act Release No. 9932 (Sept. 15, 1977).

31.   In your response letter, confirm that any transferable rights offerings will entitle the Fund's record date shareholders at the time of any subscription rights offering to purchase one new share for a maximum of every three rights held.

32.   Disclose, if true, that the Fund's common shareholders will indirectly bear all of the expenses of the subscription rights offerings, regardless of whether the Fund's common stockholders exercise any subscription rights.

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33.   Clarify whether units, consisting either in whole or in part of the underlying Securities being registered on this shelf registration statement, are intended to be publicly offered by the Fund. If they will be offered by the Fund, a prospectus supplement is needed.

34.   In the description of the units the Fund states it has no intention to issue third party securities as units. Thus, please remove all of the related disclosure.

35.   Please describe the units with specificity. Please fully explain to the staff how the offering price will be allocated to the components of the units. Discuss the trading history and market for units, if any. Do units present any unusual or unique risks that potential purchases should be aware of? Do units have any influence or relationship with the asset coverage requirements of the 1940 Act? Will units have trading symbols of their own or will shareholders be able to trade the unit components individually? Are there any voting right issues or conflicts with respect to unit components?

36.   Disclose the benefit to the Fund of issuing units. How does this benefit differ from the Fund issuing the individual unit components? Does this benefit to the Fund give rise to any disadvantage for shareholders in purchasing units, when compared to the individual

components comprising the units? Please revise the disclosure accordingly. We may have further comment.

37.   The last paragraph appears to incorporate by reference[1] information that will be contained in future filings. An investment company generally cannot incorporate by reference material information and exhibits that are not yet filed on EDGAR. All required exhibits and material information that is required for each security must be filed prior to effectiveness of this registration. In your response letter and acceleration request, please confirm that all exhibits and required material information about each of the Securities is included in the registration statement. Alternatively, the Fund may choose to remove certain Securities from this shelf offering.

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38.   Please review the Fund's derivative disclosure to ensure that it accurately and specifically describes the Fund's use of derivatives and their risks[2]. In connection with this disclosure, please consider the Division of Investment Management's observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010, (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf). Please expand or revise the derivative disclosure accordingly.

39.   Please file a "form of" prospectus supplement to be delivered with the base prospectus for each of the Securities the Fund will sell in the shelf offering. In this regard, please expand the disclosure on the

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[1] The disclosure states "[t]he descriptions of the units and any applicable underlying security or pledge or depositary arrangements in this prospectus and in any prospectus supplement are summaries of the material provisions of the applicable agreements and are subject to, and qualified in their entirety by reference to, the terms and provisions of the applicable agreements, forms of which have been or will be filed as exhibits to the registration statement of which this prospectus forms a part."

[2] The derivative disclosure states "[w]e may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third parties in such sale transactions will be underwriters and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment)."

cover page of each prospectus supplement to make clear that the related prospectus supplement and "the accompanying prospectus" will together constitute the prospectus for an offering of the Fund's securities.

40.   Please clarify whether the Fund may issue auction rate preferred shares in this shelf offering. If so, please prominently include the auction risk and significant liquidity risks in the "form of" prospectus supplement.

41.   In your response letter, discuss the Fund's plans to update all applicable financial statements (including updating its auditor's consent), and other material information, during the shelf registration statement offering period.

42.   Common shareholders should have some basis to determine and understand the maximum dilution that might be imposed upon their shares as a result of the Fund's future issuances of Securities. Please add appropriate disclosure.

Part C

43.   In your response letter, undertake to include in any prospectus supplement, as applicable, under a section captioned "Additional Underwriter Compensation" a description of the terms of any agreement that the Fund will have entered into with the underwriters, and specify the nature of the services that the underwriter has provided or will provide thereunder. Further undertake to disclose whether any such fee payable thereunder is a one-time fee or whether it is payable annually, and undertake to file all such agreements as exhibits in a post-effective amendment to the registration statement.

44.   Include an undertaking in Part C of the registration statement to file for staff review a post-effective amendment (EDGAR submission type POS 8C) in respect of any rights offering by the Fund during the shelf registration statement offering period.   We may have further comments.

45.   It appears that the Fund should file, as an exhibit to the registration statement, the form of statement of preferences that the Fund anticipates entering into in respect of its issuance of preferred stock. It further appears that the Fund should file, as an exhibit to the registration statement, a Statement of Eligibility of Trustee on Form T-1 as it pertains to the trust indenture that will be used with its

proposed debt offerings.   Please advise us of the Fund's plans to file such exhibits.

46.   Please file as an exhibit a revised legality of shares opinion, and related consent of counsel, with your next pre-effective amendment. Alternatively, it appears that it may be necessary for the Fund to undertake to file an unqualified legality of shares opinion (*e.g.*, not qualified by the phrase "[u]pon the completion of all Corporate Proceedings" and including timely assertions with respect to takedowns as to the Company's good standing with SDAT), and related consent of counsel, in a post-effective amendment with each takedown from this shelf registration statement.

47.   The Fund should further ensure that with respect to the Securities, appropriate exhibits are filed or incorporated by reference (*e.g.*, underwriting agreements).

48.   Include an undertaking in Part C of the registration statement to file for staff review a post-effective amendment under section 8(c) of the Securities Act in respect of any one or more offerings of the Fund's common shares (including warrants and/or rights to purchase its common shares) below NAV that will result in greater than 15% dilution in the aggregate to existing shareholder net asset value. We may have further comments.

General

49.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

50.   Please inform us whether the officers, directors, and beneficial owners of more than 10% of the Fund's securities are current with the ownership reports (Forms 3, 4, and 5) required by Section 16(a) of the Securities Exchange Act of 1934.

51.   Please confirm to the staff in your response letter that the Fund will submit any underwritten offering to FINRA for its approval of the underwriting terms.

52.   As needed, the Fund should highlight the extent, and consequent effect, of any structural subordination resulting from the Fund's capital structure as a result of issuing the Securities.

53.   We note that certain portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied to the staff, or on exhibits added in any pre-effective amendments.

<center>*   *   *   *   *   *</center>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

*   *   *   *   *   *

Should you have any questions regarding this letter, please contact me at (202) 551-6966.

Sincerely,



Kevin C. Rupert
Accountant